UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                               Insilco Holding Co.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    45766110
                                 (CUSIP Number)

                                Lindsay Hollister
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000

                                  Craig B. Brod
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 45766110                                           Page 2 of ___ Pages

     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) |_|
         (b) |X|

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         Not applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Switzerland

                        7   SOLE VOTING POWER

                            See Item 5
    NUMBER OF
     SHARES             8   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                See Item 5
 EACH REPORTING
     PERSON             9   SOLE DISPOSITIVE POWER
      WITH
                            See Item 5

                        10  SHARED DISPOSITIVE POWER

                            See Item 5

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         See Item 5

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|


     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         See Item 5

     14  TYPE OF REPORTING PERSON*

         BK, HC, 00


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1 amends and supplements the Report on
Schedule 13D, originally filed on August 31, 1998 (the "Schedule 13D"), with respect to the shares of common stock, par value $.001 per share (the "Shares"), of the Insilco Holding Co. (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

                  All references in the Schedule 13D to Donaldson, Lufkin & Jenrette, Inc. or to the defined term "DLJ", to the extent not otherwise amended by this Amendment No. 1, are hereby amended to refer instead to Credit Suisse First Boston (USA), Inc. and to the defined term "CSFB-USA", respectively.

      Item 2.     Identity and Background.

                  The response set forth in Item 2 of the Schedule 13D is hereby amended as follows:

                  (i) by deleting the first paragraph and replacing it with the following:

                  "This Amendment No. 1 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

                  The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

                  As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJ Merchant Banking Partners II, L.P., a Delaware corporation ("Partners II"); (2) DLJ Merchant Banking Partners II-A, L.P., a Delaware limited partnership ("Partners II-A"); (3) DLJ Millennium Partners-A, L.P. ("Millennium-A"); (4) DLJ Millennium Partners, L.P., a Delaware limited partnership ("Millennium"); (5) DLJ EAB Partners, L.P., a Delaware limited partnership ("EAB"); (6) DLJ Offshore Partners II, C.V., a Netherlands Antilles limited partnership ("Offshore II"); (7) DLJ Merchant Banking II, LLC, a Delaware limited liability company ("MBII LLC"); (8) DLJ Merchant Banking II, Inc., a Delaware corporation ("MBII Inc."); (9) DLJ Diversified Partners, L.P., a Delaware limited partnership ("Diversified"); (10) DLJ Diversified Partners-A, L.P., a Delaware limited partnership ("Diversified-A"); (11) DLJ Diversified Associates, L.P., a Delaware limited partnership ("Diversified Associates");
(12) DLJ Diversified Partners, Inc., a Delaware corporation ("Diversified Partners"); (13) DLJ ESC L.P., a Delaware limited partnership ("ESC"); (14) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"); (15) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (16) DLJ MB Funding II, Inc., a Delaware corporation ("Funding II"); (17) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"); (18) UK Investment Plan 1997 Partners, a Delaware general partnership ("1997 Partners"); (19) UK Investment Plan 1997, Inc. ("Plan 1997"); (20) DLJ Investment Partners, L.P., a Delaware limited partnership ("Investment Partners"); (21) DLJ Investment Partners, Inc., a Delaware corporation ("Investment Corp."); (22) DLJ Investment Associates, L.P., a Delaware limited partnership ("Investment Associates") and (23) DLJ Investment Funding, Inc., a Delaware corporation ("Funding" (together with all of the entities listed above the "DLJ Entities")).

                  Investment Partners is a Delaware limited partnership which makes investments for long term appreciation. Investment Corp. an Investment Associates are the General Partners of Investment Partners. Investment Corp. along with Investment Associates makes all of the investment decisions on behalf of Investment Partners.

                  Investment Associates is a Delaware limited partnership and is a registered investment adviser. As a General Partner of Investment Partners, Investment Associates participates in investment decisions made on behalf of Investment Partners. Investment Corp. is the General Partner of Investment Associates.

                  Investment Corp. is a Delaware corporation and is a registered investment adviser. AS the General Partner of Investment Partners, Investment Corp. is responsible for the day to day management of Investment Partners and participates in investment decisions made on behalf of Investment Partners. Investment Corp. is a wholly owned subsidiary of DLJCI.

                  Funding is a Delaware corporation which makes investments for long term appreciation. Funding is a wholly owned subsidiary of DLJCI."

                  (ii) by deleting the eighteenth through twenty-second paragraphs and replacing them with the following:

                  "The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. The address of CSG's principal business and office is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

                  CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own Shares, and such Shares are not reported in this Amendment No.1. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

                  The address of the principal business and office of CSFBI is 11 Madison Avenue, New York, New York 10010."

                  (iii) by deleting the second sentence of the twenty-third paragraph and the twenty-fourth through the twenty-sixth paragraphs and replacing them with the following:

                  "The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those DLJ Entities that are corporations are set forth on Schedules A through I attached hereto, each of which is incorporated by reference herein.

                  During the past five (5) years none of the Reporting Person, CSFBI, CSFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through I attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

      Item 5.     Interest in Securities of the Issuer.

                  The response set forth in Item 5 of the Schedule 13D is hereby amended as follows:

                  (i) by adding, at the beginning of the first paragraph of such response, the words "(a) - (b) The information set forth in this and the seven following paragraphs is presented as of August 31, 1998."

                  (ii)  by deleting the ninth and tenth paragraphs.

                  (iii) by inserting after the eleventh paragraph the following:

                  "As of the date of this Amendment No. 1, Partners II directly holds 643,254 Shares and has the shared power to vote and direct the disposition of all such shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Partners II-A directly holds 25,618 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Millennium directly holds 10,401 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Millennium-A directly holds 2,028 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, EAB directly holds 2,889 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Offshore II directly holds 31,632 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Diversified directly holds 37,607 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Diversified-A directly holds 13,966 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Funding II directly holds 114,206 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, 1997 Partners directly holds 17,019 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Investment Partners directly holds 18,121 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, Funding directly holds 2,582 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, ESC directly holds 1,238 Shares and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As of the date of this Amendment No. 1, ESC II directly holds 123,023 Shares, and has the shared power to vote and direct the disposition of all such Shares, in accordance with the relationships described in Item 2.

                  As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 1,043,584 Shares, representing 70.5% of the outstanding Shares."

                  The response set forth in (c) of Item 5 of Schedule 13D is hereby deleted and replaced by the following:

                  "No transactions in the Shares have been effected since September 4, 2000 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

      Item 7.     Material to be filed as Exhibits.

                  The response set forth in Item 7 of the Schedule 13D is hereby amended as follows:

                  Exhibit 99.1 to the Schedule 13D is hereby deleted in its entirety.

                  Exhibit 99.2 to the Schedule 13D is hereby deleted in its entirety.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  January 26, 2001

                                       Credit Suisse First Boston, acting solely
                                           on behalf of the Credit Suisse First
                                           Boston business unit.

                                       By: /s/ Lindsay Hollister
                                           ----------------------------
                                           Name: Lindsay Hollister
                                           Title: Director

                                    SCHEDULES

                  Schedules D, E and G through N are hereby deleted in their entirety and replaced with the following:

                                                                      Schedule D




                        Executive Officers and Directors

                                       of

                          DLJ Investment Partners, Inc.


                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Investment Partners, Inc. The business address of the DLJ Investment Partners, Inc. is 277 Park Avenue, New York, NY 10172.


Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Peter T. Grauer                    277 Park Avenue            Managing Director, Credit Suisse   USA
Vice Chairman                      New York, NY 10172         First Boston business unit

Nicole S. Arnaboldi                277 Park Avenue            Managing Director and Chief        USA
Managing Director                  New York, NY 10172         Administrative Officer, Credit
                                                              Suisse First Boston business unit

Lawrence M.v.D. Schloss            277 Park Avenue            Global Head of Private Equity,     USA
Managing Director                  New York, NY 10172         Credit Suisse First Boston
                                                              business unit

Paul Thompson III                  277 Park Avenue            Managing Director - Mezzanine      USA
Managing Director                  New York, NY 10172         Investments, Credit Suisse First
                                                              Boston business unit

Hamilton E. James                  277 Park Avenue            Co-Head of Investment Banking,     USA
                                   New York, NY 10172         Credit Suisse First Boston
                                                              business unit

Michael S. Isikow                  277 Park Avenue            Principal, DLJ Merchant Banking    USA
Principal                          New York, NY 10172         Group

Douglas Ladden                     277 Park Avenue            Managing Director, Credit Suisse   USA
Principal                          New York, NY 10172         First Boston business unit

John M. Moriarity, Jr.             277 Park Avenue            Managing Director, Credit Suisse   USA
Chief Operating Officer            New York, NY 10172         First Boston business unit

Ivy B. Dodes                       277 Park Avenue            Senior Vice President/Principal,   USA
Vice President                     New York, NY 10172         DLJ Merchant Banking, Inc.

Edward A. Poletti                  277 Park Avenue            Principal, DLJ Merchant Banking,   USA
Vice President and Controller      New York, NY 10172         Inc.

Stuart S. Flamberg                 277 Park Avenue            Senior Vice President and Tax      USA
Director of Taxes                  New York, NY 10172         Officer, DLJ Securities
                                                              Corporation

Mark A. Competiello                277 Park Avenue            Senior Vice President and Tax      USA
Vice President and Tax Manager     New York, NY 10172         Officer, DLJ Securities
                                                              Corporation

                                                                      Schedule E


                        Executive Officers and Directors

                                       of

                          DLJ Investment Funding, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Investment Funding, Inc. The business address of the DLJ Investment Funding, Inc. is 277 Park Avenue, New York, NY 10172.


Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Anthony F. Daddino                 277 Park Avenue            Chief Administrative Officer,      USA
President                          New York, NY 10172         Credit Suisse First Boston
                                                              business unit

Edward A. Poletti                  277 Park Avenue            Principal, DLJ Merchant Banking,   USA
Senior Vice President              New York, NY 10172         Inc.
and Controller

Ivy B. Dodes                       277 Park Avenue            Senior Vice President/Principal,   USA
Vice President                     New York, NY 10172         DLJ Merchant Banking, Inc.

Stuart S. Flamberg                 277 Park Avenue            Senior Vice President and Tax      USA
Vice President and Director        New York, NY 10172         Officer, DLJ Securities
of Taxes                                                      Corporation

Mark A. Competiello                277 Park Avenue            Senior Vice President and Tax      USA
Vice President and Tax Manager     New York, NY 10172         Officer, DLJ Securities
                                                              Corporation

                                                                      Schedule G


                        Executive Officers and Directors

                                       of

                           DLJ Capital Investors, Inc.

                  The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Capital Investors, Inc. The business address of the DLJ Capital Investors, Inc. is 277 Park Avenue, New York, NY 10172.


Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Anthony F. Daddino                 277 Park Avenue            Chief Administrative Officer,      USA
Executive Vice President and       New York, NY 10172         Credit Suisse First Boston
Chief Financial Officer                                       business unit

Joe L. Roby                        277 Park Avenue            Chairman, Credit Suisse First      USA
Chief Operating Officer            New York, NY 10172         Boston business unit

Hamilton E. James                  277 Park Avenue            Co-Head of Investment Banking,     USA
Chief Executive Officer            New York, NY 10172         Credit Suisse First Boston
                                                              business unit

                                                                      Schedule H

                        Executive Officers and Directors

                                       of

                      DLJ LBO Plans Management Corporation

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ LBO Plans Management Corporation. The business address of the DLJ LBO Plans Management Corporation is 277 Park Avenue, New York, NY 10172.



Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------

Anthony F. Daddino                 11 Madison Avenue          Chief Administrative Officer,      USA
President                          New York, NY 10010         Credit Suisse First Boston
                                                              business unit

Vincent DeGiaimo                   277 Park Avenue            Investment Banker                  USA
Senior Vice President              New York, NY 10172

Edward A. Poletti                  277 Park Avenue            Principal, DLJ Merchant Banking,   USA
Senior Vice President              New York, NY 10172         Inc.
and Controller

James D. Allen                     277 Park Avenue            Vice President, Donaldson,         USA
Vice President                     New York, NY 10172         Lufkin & Jenrette Securities
                                                              Corporation

Ivy B. Dodes                       277 Park Avenue            Senior Vice President/Principal,   USA
Vice President and                 New York, NY 10172         DLJ Merchant Banking, Inc.
Assistant Secretary

John S. Ficarra                    277 Park Avenue            Vice President, Donaldson,         USA
Vice President                     New York, NY 10172         Lufkin & Jenrette Securities
                                                              Corporation

Osamu Watanabe                     2121 Avenue of the Stars   Vice President, Donaldson,         USA
Vice President                     30th Floor                 Lufkin & Jenrette Securities
                                   Los Angeles, CA 90067      Corporation

Arthur S. Zuckerman                277 Park Avenue            Chief Administrative Officer,      USA
Vice President                     New York, NY 10172         Sprout Group

Richard A. Scardina                277 Park Avenue            Assistant Vice President,          USA
Divisional Vice President          New York, NY 10172         Donaldson, Lufkin & Jenrette
                                                              Securities Corporation

                                                                      Schedule I

                        Directors and Executive Officers

                                       of

                     Credit Suisse First Boston (USA), Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.



Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Joe L. Roby                        11 Madison Avenue          Chairman, Credit Suisse First      USA
Board Member                       New York, NY 10010         Boston business unit

Allen D. Wheat                     11 Madison Avenue          Chairman of the Executive Board    USA
President and Chief Executive      New York, NY 10010         and President and Chief
Officer and Board Member                                      Executive Officer, Credit Suisse
                                                              First Boston business unit and
                                                              Member of the Executive Board,
                                                              Credit Suisse Group

Anthony F. Daddino                 11 Madison Avenue          Chief Administrative Officer,      USA
Chief Financial and Administrative New York, NY 10010         Credit Suisse First Boston
Officer and Board Member                                      business unit

Brady W. Dougan                    11 Madison Avenue          Head of Equities, Credit Suisse    USA
Division Head-Equities and Board   New York, NY 10010         First Boston business unit
Member

D. Wilson Ervin                    11 Madison Avenue          Head of Strategic Risk             USA
Head of Strategic Risk Management  New York, NY 10010         Management, Credit Suisse First
                                                              Boston business unit

David C. Fisher                    11 Madison Avenue          Chief Accounting Officer, Credit   USA
Chief Accounting Officer           New York, NY 10010         Suisse First Boston business unit

Gates H. Hawn                      11 Madison Avenue          Head of Financial Services,        USA
Head of Financial Services Group   New York, NY 10010         Credit Suisse First Boston
and Board Member                                              business unit

Stephen A. M. Hester               11 Madison Avenue          Head of Fixed Income, Credit       USA
Division Head-Fixed Income and     New York, NY 10010         Suisse First Boston business unit
Board Member

Hamilton E. James                  11 Madison Avenue          Co-Head of Investment Banking,     USA
Division Co-Head-Investment        New York, NY 10010         Credit Suisse First Boston
Banking and Board Member                                      business unit

Christopher G. Martin              11 Madison Avenue          Head of Technology, Operations     USA
Head of Technology, Operations     New York, NY 10010         and Finance, Credit Suisse First
and Finance                                                   Boston business unit

Joseph T. McLaughlin               11 Madison Avenue          Executive Vice President, Legal    USA
General Counsel and Board Member   New York, NY 10010         and Regulatory Affairs, Credit
                                                              Suisse First Boston business unit

Garrett M. Moran                   11 Madison Avenue          Head of Private Equity, Credit     USA
Division Head of Private Equity    New York, NY 10010         Suisse First Boston business unit

Robert C. O'Brien                  11 Madison Avenue          Head of Private Equity, Credit     USA
Chief Credit Officer               New York, NY 10010         Suisse First Boston business unit

Richard E. Thornburgh              11 Madison Avenue          Vice-Chairman of the Executive     USA
Division Head-Finance,             New York, NY 10010         Board and Chief Financial
Administration and Operations                                 Officer, Credit Suisse First
and Board Member                                              Boston business unit and Member
                                                              of the Executive Board, Credit
                                                              Suisse Group

Charles G. Ward, III               11 Madison Avenue          Co-Head of Investment Banking,     USA
Division Co-Head-Investment        New York, NY 10010         Credit Suisse First Boston
Banking and Board Member                                      business unit

Lewis H. Wirshba                   11 Madison Avenue          Treasurer, Credit Suisse First     USA
Treasurer                          New York, NY 10010         Boston business unit

Robert M. Baylis                   11 Madison Avenue          Member of the Board of Directors   USA
Board Member                       New York, NY 10010         for various unaffiliated
                                                              companies and organizations

Philip K. Ryan                     11 Madison Avenue          Member of the Executive Board      USA
Board Member                       New York, NY 10010         and Chief Financial Officer,
                                                              Credit Suisse Group

Maynard J. Toll, Jr.               11 Madison Avenue          Retired Investment Banker;         USA
Board Member                       New York, NY 10010         Chairman, Edmund S. Muskie
                                                              Foundation; President, Nelson &
                                                              Toll Properties, Ltd.

                                                                      Schedule J

                        Directors and Executive Officers

                                       of

                        Credit Suisse First Boston, Inc.

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.


Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Joe L. Roby                        11 Madison Avenue          Chairman, Credit Suisse First      USA
Board Member                       New York, NY 10010         Boston business unit

Allen D. Wheat                     11 Madison Avenue          Chairman of the Executive Board    USA
President and Chief Executive      New York, NY 10010         and President and Chief
Officer and Board Member                                      Executive Officer, Credit Suisse
                                                              First Boston business unit and
                                                              Member of the Executive Board,
                                                              Credit Suisse Group

Anthony F. Daddino                 11 Madison Avenue          Chief Administrative Officer,      USA
Chief Administrative Officer and   New York, NY 10010         Credit Suisse First Boston
Board Member                                                  business unit

Brady W. Dougan                    11 Madison Avenue          Head of Equities, Credit Suisse    USA
Division Head-Equities and Board   New York, NY 10010         First Boston business unit
Member

D. Wilson Ervin                    11 Madison Avenue          Head of Strategic Risk             USA
Head of Strategic Risk Management  New York, NY 10010         Management, Credit Suisse First
                                                              Boston business unit

David C. Fisher                    11 Madison Avenue          Chief Accounting Officer, Credit   USA
Chief Accounting Officer           New York, NY 10010         Suisse First Boston business unit

Gates H. Hawn                      11 Madison Avenue          Head of Financial Services,        USA
Head of Financial Services Group   New York, NY 10010         Credit Suisse First Boston
and Board Member                                              business unit

Stephen A. M. Hester               11 Madison Avenue          Head of Fixed Income, Credit       USA
Division Head-Fixed Income and     New York, NY 10010         Suisse First Boston business unit
Board Member

Hamilton E. James                  11 Madison Avenue          Co-Head of Investment Banking,     USA
Division Co-Head-Investment        New York, NY 10010         Credit Suisse First Boston
Banking and Board Member                                      business unit

Christopher G. Martin              11 Madison Avenue          Head of Technology, Operations     USA
Head of Technology, Operations     New York, NY 10010         and Finance, Credit Suisse First
and Finance                                                   Boston business unit

Joseph T. McLaughlin               11 Madison Avenue          Executive Vice President, Legal    USA
General Counsel and Board Member   New York, NY 10010         and Regulatory Affairs, Credit
                                                              Suisse First Boston business unit

Robert C. O'Brien                  11 Madison Avenue          Chief Credit Officer, Credit       USA
Chief Credit Officer               New York, NY 10010         Suisse First Boston business unit

Richard E. Thornburgh              11 Madison Avenue          Vice-Chairman of the Executive     USA
Chief Financial Officer and        New York, NY 10010         Board and Chief Financial
Board Member                                                  Officer, Credit Suisse First
                                                              Boston business unit and Member
                                                              of the Executive Board, Credit
                                                              Suisse Group

Charles G. Ward, III               11 Madison Avenue          Co-Head Investment Banking,        USA
Division Co-Head-Investment        New York, NY 10010         Credit Suisse First Boston
Banking and Board Member                                      business unit

Lewis H. Wirshba                   11 Madison Avenue          Treasurer, Credit Suisse First     USA
Treasurer                          New York, NY 10010         Boston business unit

Garret M. Moran                    11 Madison Avenue          Head of Private Equity, Credit     USA
Head of Private Equity             New York, NY 10010         Suisse First Boston business unit

                                                                      Schedule K

                 Executive Board Members and Executive Officers

                                       of

                             the CSFB business unit

         The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


Name and Title                     Business Address           Principal Occupation               Citizenship
--------------                     ----------------           --------------------               -----------
Allen D. Wheat                     11 Madison Avenue          Chairman of the Executive Board    USA
Chairman                           New York, NY 10010         and President and Chief
                                                              Executive Officer, Credit Suisse
                                                              First Boston business unit and
                                                              Member of the Executive Board,
                                                              Credit Suisse Group

Brady W. Dougan                    11 Madison Avenue          Head of Equities, Credit Suisse    USA
Board Member                       New York, NY 10010         First Boston business unit

Stephen A.M. Hester                11 Madison Avenue          Head of Fixed Income, Credit       United Kingdom
Board Member                       New York, NY 10010         Suisse First Boston business unit

David C. Mulford                   One Cabot Square           Chairman International, Credit     United Kingdom
Board Member                       London, England            Suisse First Boston
                                   E14 4QJ

Stephen E. Stonefield              One Raffles Link           Chairman of Pacific Region,        USA
Board Member                       Singapore                  Credit Suisse First Boston

Charles G. Ward, III               11 Madison Avenue          Co-Head of Investment Banking,     USA
Board Member                       New York, NY 10010         Credit Suisse First Boston
                                                              business unit

Anthony F. Daddino                 11 Madison Avenue          Chief Administrative Officer,      USA
Board Member                       New York, NY 10010         Credit Suisse First Boston
                                                              business unit

Hamilton E. James                  11 Madison Avenue          Co-Head of Investment Banking,     USA
Board Member                       New York, NY 10010         Credit Suisse First Boston
                                                              business unit

Gates H. Hawn                      11 Madison Avenue          Head of Financial Services,        USA
Board Member                       New York, NY 10010         Credit Suisse First Boston
                                                              business unit

Bennett Goodman                    277 Park Avenue            Managing Director and Global       USA
Board Member                       New York, NY 10172         Head of Leveraged Finance Fixed
                                                              Income Division, Credit Suisse
                                                              First Boston business unit

David S. Moore                     11 Madison Avenue          Deputy Head of Global Equity       USA
Board Member                       New York, NY 10010         Trading, Credit Suisse First
                                                              Boston business unit

Joe L. Roby                        11 Madison Avenue          Chairman, Credit Suisse First      USA
Board Member                       New York, NY 10010         Boston business unit

Paul Calello                       11 Madison Avenue          Managing Director, Credit Suisse   USA
Board Member                       New York, NY 10010         First Boston and Head of Equity
                                                              Derivatives and Convertibles Unit

Christopher Carter                 17 Columbus Courtyard      Managing Director, Credit Suisse   United Kingdom
Board Member                       London, England            First Boston and Chairman,
                                   E14 4DA                    Global Equity Capital Markets
                                                              and Head of European Investment
                                                              Banking

James P. Healy                     11 Madison Avenue          Managing Director, Credit Suisse   USA
Board Member                       New York, NY 10010         First Boston and Global Head of
                                                              Emerging Market Group

John Nelson                        One Cabot Square           Chairman, Credit Suisse First      United Kingdom
Board Member                       London, England            Boston Europe Limited
                                   E14 4QJ

Trevor Price                       One Cabot Square           Managing Director, Credit Suisse   United Kingdom
Board Member                       London, England            First Boston and Head of
                                   E14 4QJ                    Developed Markets Rates Business
                                                              in the Fixed Income Division

Richard E. Thornburgh              11 Madison Avenue          Vice-Chairman of the Executive     USA
Board Member                       New York, NY 10010         Board and Chief Financial
                                                              Officer, Credit Suisse First
                                                              Boston business unit and Member
                                                              of the Executive Board, Credit
                                                              Suisse Group

Joseph T. McLaughlin               11 Madison Avenue          Executive Vice President, Legal    USA
Board Member                       New York, NY 10010         and Regulatory Affairs, Credit
                                                              Suisse First Boston business unit